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                                                                    EXHIBIT 99.1

                          HEALTHCARE RECOVERIES, INC.

                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
                        SAFE HARBOR COMPLIANCE STATEMENT
                         FOR FORWARD-LOOKING STATEMENTS

     In passing the Private Securities Litigation Reform Act of 1995 ("the Reform Act"), 15 U.S.C.A. Section 77z-2 and 78u-5 (Supp. 1996), Congress encouraged public companies to make "forward-looking statements" by creating a safe harbor to protect companies from securities law liability in connection with forward-looking statements. Healthcare Recoveries, Inc. ("HCRI" or the "Company") intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

     "Forward-looking statements" are defined by the Reform Act. Generally, forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties, which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forward-looking statements of HCRI. The Company undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements (the "Safe Harbor Statement") to reflect future developments. In addition, HCRI undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

     HCRI provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the following:

REGULATORY AND POLITICAL RISKS

     General. From time to time, legislation is introduced in Congress and in various state legislatures which would materially affect the Company's business. The most significant legislation, laws and regulations may, for clarity, be grouped into three categories: (i) legislation that would substantially limit the ability of healthcare insurers to recover from third-parties accident-related medical benefits incurred by injured insureds ("Health Insurance Primacy Laws"); (ii) legislation that would substantially limit the Company's ability to receive and utilize individual claim information from healthcare insurers ("Confidentiality Laws"); and (iii) other federal and state laws. The following identifies specific risks in these three categories:

  Health Insurance Primacy Laws

     Auto Choice Reform Act. In each of the last three sessions of Congress, legislation known as the Auto Choice Reform Act (the "Proposed Act") was introduced, but not enacted. Under this Proposed Act, in those states not opting out of its provisions, individual drivers may choose to be covered by an auto insurance system in which healthcare insurers, with some exceptions, could be made primarily responsible for healthcare costs incurred by those injured in automobile accidents. Consequently, even if the insured's injuries were caused by the negligence of another driver, the healthcare insurer might have no rights of recovery against the negligent party or that party's liability insurer. Revenue generated from recoveries against automobile liability insurers represented approximately 68% of the Company's revenues. Should this or similar legislation be enacted, it could have a material adverse effect on the Company's business, results of operations and financial condition.

     Proponents of the Proposed Act assert that (i) the costs of operating a motor vehicle are excessive due to legal and administrative costs associated with the processing of claims under the fault-based liability system; and (ii) the costly fault-based liability insurance system often fails to provide compensation commensurate
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with loss and takes too long to pay benefits. Even if the Proposed Act is ultimately abandoned, these policy reasons may result in future legislation designed to significantly alter the fault-based liability system used in most states, eliminate recovery rights of healthcare insurers and materially adversely affect the Company's business.

     Certain No Fault Insurance Systems. Certain states have adopted versions of automobile "no fault" insurance systems in which the injured party's health insurance carrier or provider is primarily responsible for healthcare related expenses (and not the responsible party and his or her insurer or the injured insured's automobile liability insurer). In 1996, California voters rejected a no-fault automobile insurance measure, Proposition 200, which would have required drivers with bodily injuries to be compensated by their healthcare insurers. Although Proposition 200 was rejected by the voters, there can be no assurance that similar measures will not again be presented in a ballot initiative or as legislation in California or elsewhere in the future. Growth in the number of states adopting similar systems could significantly reduce the amounts otherwise recoverable by the Company in connection with automobile injuries in such states.

  Confidentiality Laws

     Confidentiality Provisions of the Health Insurance Portability and Accountability Act of 1996 and Related Regulations. On November 3, 1999 the Department of Health and Human Services (the "Secretary") issued a Notice of Proposed Rulemaking (64 Fed. Reg. 59918 (1999) and 65 Fed. Reg. 427 (2000)) (collectively, the "Proposed Rule") setting standards to protect the privacy of individually identifiable health information that is transmitted electronically to health care providers, health plans and similar health care entities. The requirements of the Proposed Rule also extend to the "business partners" (as defined in the rule) of the covered entities. The covered entities are required to enter into agreements with their business partners extending the provisions of the Proposed Rule to those business partners. The covered entities are responsible for enforcing those contractual provisions. The Secretary is expected to issue a final rule by an undetermined date in 2000, after receiving public comment on the Proposed Rule. The Secretary's actions are mandated by
Section 264 of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") because Congress did not pass legislation protecting medical privacy by the August 1999 deadline set by HIPAA.

     The Proposed Rule establishes a complex regulatory framework on a variety of subjects, including (a) disclosures and uses of health information that require patient consent (b) individuals' rights to access and amend their health information and (c) administrative, technical and physical safeguards required of entities that use protected health information. The Proposed Rule generally prohibits any disclosure of protected health information except as authorized either by the Proposed Rule or by the patient under standards set by the Proposed Rule. Disclosures for subrogation are expressly authorized by the Proposed Rule.

     The Secretary has received a large volume of public comment that may prompt material changes in the final rule. Even if the provisions directly addressing subrogation are unchanged, the final rule could impair subrogation recovery practices by creating administrative burdens (for example, individual's right to amend health information or to restrict subsequent uses) or liability risks that lead health plans to voluntarily restrict their subrogation recovery practices. In addition, the Proposed Rule does not prevent states from imposing more strict privacy standards that could have similar impacts on subrogation.

     The provisions of the final rule or of future federal legislation and regulations could impair or prevent the acquisition and use by the Company of claims and insurance information necessary to process recovery claims on behalf of its clients. Congress is likely to consider legislation this year that may expand or contract the scope of the Proposed Rule. In addition, state laws governing privacy of medical or insurance records and related matters may significantly affect the Company's business.

  Other Federal and State Laws

     Changes in the regulation of insurance and debt collection could also affect the Company's business. Similarly, changes in law that would bar healthcare subrogation or impair an injured party's ability to collect insured damages (that is, an injured person would be prevented from recovering from the wrongdoer damages for accident-related medical benefits covered by health insurance) could similarly adversely affect the Company's business. Existing debt collection laws also may be amended or interpreted in a manner that could
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adversely affect the Company's business. Additionally, although the Company does not believe that it engages in the unauthorized practice of law, changes in the law or a judicial or administrative decision defining some of the Company's activities as the practice of law, could have a material adverse effect on the Company's business.

  Certain Legal Doctrines

     With respect to recoverable claims, the rights of subrogation and reimbursement may be limited in some cases by (i) the "made whole doctrine." This doctrine subordinates the healthcare provider's ability to recover to that of the injured party when the settlement damage award received by the injured party is inadequate to cover the injured party's damages: And (ii) the "common fund doctrine," which permits plaintiff's attorneys to deduct their fees for the claim based on the entire amount covered by a damage award and may, in some cases, proportionally diminish the amount recoverable by HCRI on behalf of the healthcare payor out of that damage award.

DEPENDENCE ON LARGE CLIENTS

     The Company's clients include national and regional healthcare payors, large third-party administrators or self-insured corporations. The loss of one or more of the Company's clients could have a material adverse effect on the Company's business, results of operations, financial condition and stock price. During the last three years, HCRI has lost sixteen clients representing approximately 5.8 million lives. Terminations occurred due to, among other things, consolidations, the selection of another vendor, or because the process was taken in-house. The Company has re-sold services to three of the companies previously lost, representing approximately 1.7 million lives previously lost. The Company's revenues are earned under written contracts with its clients that provide for contingency fees from recoveries under a variety of pricing strategies. These contracts are generally terminable on 60 to 180 days' notice by either party. However, the Company's contracts generally provide that in the event of termination, the Company is entitled to complete the recovery process on the backlog for that client. See "Marketing, Sales and Client Services" and "Client Base" sections.

LENGTHY REVENUE CYCLE AND FLUCTUATION IN OPERATING RESULTS

     The Company's operating results may fluctuate from time to time as a result of a number of factors. These factors include but are not limited to:

     - the addition of new clients;

     - the cancellation of client contracts;

     - the postponement of client decisions to enter into contracts;

     - delays in transmission of clients' claims data;

     - changes in prices offered to new clients;

     - timing of acquisitions; and

     - introduction of new services or introduction of new technologies to the Company's business processes.

     HCRI expends substantial time, effort and funds to install lives and generate active files. As a result, HCRI incurs expenses related to its revenue before revenue is received which can result in fluctuations in operating results.

     In particular, during a fiscal quarter it is difficult to forecast when and how many clients claims data will be received. The Company's clients continuously update and modify their claims and medical encounter processing systems often causing delays in or errors to the transmission of claims data. The Company's expense levels are based in part on expectations of future receipt of claims data and the Company has been significantly increasing and intends to continue to increase operating expenditures and working capital balances as it expands its operations. Specifically, material increases in new clients and lives installed, and consequently client claims data received, will cause the Company to increase its operating capacity before it expects to earn revenues from such new clients. If operating results in any particular quarter do not meet the expectations of securities analysts it is likely to cause volatility in the price of the Company's Common Stock.
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LITIGATION

     On March 15, 1994, a class action complaint ("Complaint") was filed against HCRI in the United States District Court for the Northern District of West Virginia, Michael L. DeGarmo, et al. v. Healthcare Recoveries, Inc. The plaintiffs assert that HCRI's subrogation recovery efforts on behalf of its clients violate a number of state and federal laws, including the Fair Debt Collection Practices Act and the Racketeering Influenced and Corrupt Organizations Act ("RICO"). The Complaint also seeks a declaratory judgment that HCRI as the subrogation agent for various healthcare payors be limited, in recovering from persons who caused accidents or from the healthcare payors' injured insureds, to the actual costs of the medical treatment provided to such injured insureds by such healthcare payors, healthcare policies or agreements, which generally allow recovery by the healthcare payors of the "reasonable value" of such treatments. The Complaint alleges that HCRI made fraudulent representations to recover sums in excess of those actually expended by the applicable healthcare payor to pay for medical treatment. On March 30, 1999, the Court entered an order certifying a class of all members of one HCRI client health plan located in Wheeling, West Virginia (The Health Plan of the Upper Ohio Valley) who have been subject to subrogation and/or reimbursement collection practices by HCRI. Plaintiffs, on behalf of the class as certified, demand compensatory damages, punitive damages, and treble damages under RICO, costs and reasonable attorneys' fees.

     On October 1, 1999, a First Amended Class Action Complaint ("Amended Complaint") was filed against HCRI in the United States District Court for the Southern District of Florida, in a putative class action brought by William Conte and Aaron Gideon, individually and on behalf of all others similarly situated. In that action, Conte v. Healthcare Recoveries, Inc., No. 99-10062, plaintiffs assert that HCRI's subrogation recovery efforts on behalf of its clients violate a number of state and federal laws, including the Fair Debt Collection Practices Act and the Florida Consumer Collection Practices Act. The Complaint also seeks a declaratory judgment that HCRI, as the subrogation agent for various healthcare payors, is not entitled to assert and recover upon subrogation or reimbursement liens it asserts on settlements obtained from third party tortfeasors when the settlement is in an amount less than the amount required to fully compensate ("or make whole") the injured party for all elements of damage caused by the tortfeasor. Plaintiffs purport to represent a class consisting of all participants or beneficiaries of ERISA plans nationwide whose net recovery of damages through judgments, settlements or otherwise against liable third parties has been reduced or potentially reduced by HCRI's alleged assertion and/or recovery of unlawful subrogation/reimbursement rights of its clients. Plaintiffs also seek compensatory and statutory damages, exemplary and punitive damages, injunctive relief, prejudgment interest, costs and attorneys' fees.

     The original complaint in the Conte matter, filed in June 1999, asserted similar claims on behalf of a putative class of participants or beneficiaries of one client's health plans located in Florida, Alabama, and Georgia. In response to HCRI's motion to dismiss that complaint, the Plaintiffs filed the Amended Complaint on behalf of a putative national class. On November 5, 1999, HCRI filed a motion to dismiss the Amended Complaint. That motion, now fully briefed, remains pending. The court has not yet addressed the question whether to certify the putative class; plaintiffs are required to file a motion by March 1, 2000, seeking certification. HCRI intends to oppose the motion.

     On October 20, 1999, a class action complaint ("Baker Complaint") was filed against HCRI and one HCRI client in the Circuit Court of Jefferson County Alabama, Darrell DeWayne Baker v. Healthcare Recoveries, Inc., United Healthcare of Alabama, Fictitious Party Defendants A, B, C et al. On December 6, 1999 the Defendants removed the lawsuit to the United States District Court for the Northern District of Alabama, Southern Division. On January 3, 2000 a First Amended Complaint was filed, retaining all counts from the original complaint and seeking an additional declaratory judgment that the health plan and HCRI have a right to recover through subrogation only the actual benefits paid to medical providers on behalf of the class. The Baker Complaint, as amended, asserts claims on behalf of two putative subclasses, both consisting of members nationwide of the client health plan, who either: (1) allegedly paid inflated subrogation claims due to alleged failure by the health plan or by HCRI, to disclose discounts in the health plan's payments to medical providers; or (2) allegedly were denied coverage of certain claims by the health plan. The plaintiffs assert claims against HCRI under a variety of theories including unjust enrichment, breach of contract, breach of fiduciary duty and violations of RICO. Plaintiffs demand, on behalf of the putative classes, compensatory damages, punitive damages, treble damages under RICO, and reasonable attorneys' fees.
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     On January 27, 2000, the defendants filed a motion to dismiss the Amended
Complaint, which remains pending. The court has not yet addressed the question whether to certify the putative class.

     On October 28, 1999, a class action Plaintiff's Original Petition ("Petition") was filed against HCRI and one HCRI client in the District Court for the 150th Judicial District, Bexar County, Texas, Joseph R. Cajas, on behalf of himself and all others similarly situated v. Prudential Health Care Plan, Inc. and Healthcare Recoveries, Inc. The plaintiff asserts that HCRI's subrogation recovery efforts on behalf of its client Prudential Health Care Plan, Inc. ("Prudential") violated a number of common law duties, as well as the Texas Insurance Code and the Texas Business and Commerce Code. The Petition alleges that HCRI as the subrogation agent for Prudential, made fraudulent misrepresentations in the course of unlawfully pursuing subrogation and reimbursement claims that plaintiffs assert are unenforceable because (1) prepaid medical service plans may not exercise rights of subrogation and reimbursement; (2) the subrogation and reimbursement claims asserted by the Company are not supported by contract documents that provide enforceable recovery rights and/or do not adequately describe the recovery rights; and (3) the sums recovered pursuant to such claims unlawfully exceed the amount Prudential paid for medical goods and services. HCRI was served with the Petition in early November and has answered, denying all allegations. The court has not yet addressed the question whether to certify the putative class.

     In late 1999, the Cajas plaintiff's counsel filed two lawsuits in Texas and South Carolina that raise issues similar to those in the Cajas lawsuit. On December 7, 1999, a class action complaint ("Complaint") was filed against HCRI and one HCRI client in the United States District Court for the Western District of Texas, San Antonio Division, Timothy Patrick Franks, on behalf of himself and similarly situated persons v. Prudential Health Care Plan, Inc. and Healthcare Recoveries, Inc. The plaintiff asserts claims on behalf of members of ERISA governed health plans. The Complaint alleges that HCRI's subrogation recovery efforts on behalf of its client Prudential Health Care Plan, Inc. ("Prudential") violated a number of common law duties, as well as the terms of certain ERISA plan documents, the RICO, the federal Fair Debt Collection Practices Act, the Texas Insurance Code and the Texas Business and Commerce Code. The Complaint alleges that HCRI, as the subrogation agent for Prudential, made fraudulent misrepresentations in the course of unlawfully pursuing subrogation and reimbursement claims that plaintiffs assert are unenforceable because (1) prepaid medical service plans may not exercise rights of subrogation and reimbursement; (2) the subrogation and reimbursement claims asserted by the Company are not supported by contract documents that provide enforceable recovery rights and/or do not adequately describe the recovery rights; and (3) the sums recovered pursuant to such claims unlawfully exceed the amount Prudential paid for medical goods and services. The Complaint further alleges that HCRI unlawfully pursued subrogation and reimbursement claims by (1) failing to pay pro rata attorney's fees to attorneys who represented class members with respect to tort claims underlying the subrogation and reimbursement claims; and
(2) recovering subrogation and reimbursement claims from class members who have not been fully compensated for their injuries. Plaintiffs, on behalf of the class, demand compensatory damages, punitive damages, and treble damages under RICO, costs and reasonable attorneys' fees. On January 18, 2000, the defendants filed a motion to dismiss the Complaint, which remains pending. The court has not yet addressed the question whether to certify the putative class.

     On December 22, 1999, a class action Complaint was filed against HCRI and one HCRI client in the Court of Common Pleas of Richland County, South Carolina, Estalita Martin et al. vs. Companion Health Care Corp., and Healthcare Recoveries, Inc. On January 21, 2000 defendant Companion Healthcare Corp. ("CHC") filed an Answer and Counterclaim and plaintiff Martin filed a First Amended Complaint ("Amended Complaint"). The Amended Complaint asserts that HCRI's subrogation recovery efforts on behalf of its client. CHC violated a number of common law duties, as well as the South Carolina Unfair Trade Practices Act. The Amended Complaint alleges that HCRI as the subrogation agent for CHC, made fraudulent misrepresentations in the course of unlawfully pursuing subrogation and reimbursement claims that plaintiffs assert are unenforceable because (1) prepaid medical service plans may not exercise rights of subrogation and reimbursement; (2) the subrogation and reimbursement claims asserted by the Company are not supported by contract documents that provide enforceable recovery rights and/or do not adequately describe the recovery rights; and (3) the sums recovered pursuant to such claims unlawfully exceed the amount CHC was entitled to collect for such medical goods and services. The Complaint further
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alleges that HCRI and CHC unlawfully pursued subrogation and reimbursement claims by (1) failing to pay pro rata costs and attorney's fees to attorneys who represented class members with respect to tort claims underlying the subrogation and reimbursement claims; and (2) failing to include in subrogation and reimbursement claims all applicable discounts that CHC received for such medical goods and services. Plaintiffs, on behalf of the class, demand compensatory damages, punitive damages, and treble damages, disgorgement of unjust profits, costs, and prejudgment interest and attorneys' fees. HCRI was served with the original Complaint in late December and is preparing a formal response. The court has not yet addressed the question of whether to certify the putative class.

     The DeGarmo, Cajas, Franks, Baker and Martin lawsuits, or any one of them, if successful, could prevent the Company from recovering the "reasonable value" of medical treatment under discounted fee for service ("DFS"), capitation and other payment arrangements. The DeGarmo, Conte, Cajas, Franks, Baker and Martin lawsuits, or any one or more of them, if successful, could require the Company to refund, on behalf of its clients, recoveries in a material number of cases. In addition, an adverse outcome in any of the above referenced lawsuits could impair materially HCRI's ability to assert subrogation or reimbursement claims on behalf of its clients in the future.

     In terms of the Company's business practices and the allegations underlying the DeGarmo, Cajas, Franks, Baker and Martin cases, at the end of 1993 HCRI had ceased the practice of recovering the "reasonable value" of medical treatment provided by medical providers in circumstances where HCRI has entered into a DFS arrangement with its clients. From that date, the Company's policy has been not to recover the "reasonable value" of medical treatment in DFS arrangements. However, HCRI historically and currently recovers the "reasonable value" of medical treatment provided under capitation arrangements and other payment arrangements with medical providers on behalf of those clients that compensate medical providers under these payment mechanisms, to the extent that these benefits are related to treatment of the injuries as to which clients have recovery rights. The Company believes that its clients' contracts, including the contracts that provide for recovery under DFS, capitation and other payment arrangements are enforceable under the laws potentially applicable in these cases. As a result, and taking into account the underlying facts in each of these cases, the Company believes it has meritorious grounds to defend these lawsuits, it intends to defend the cases vigorously, and believes that the defense and ultimate resolution of the lawsuits should not have a material adverse effect upon the business, results of operations or financial condition of the Company. Nevertheless, if any of these lawsuits or another lawsuit seeking relief under similar theories were to be successful, it is likely that such resolution would have a material adverse effect on the Company's business, results of operations and financial condition.

     Recently, management of the Company has observed that, in parallel with widely-reported legislative concerns with the healthcare payment system, there also has occurred an increase in litigation, actual and threatened, directed at healthcare payors and related parties. In addition, certain attorneys who have gained prominence in representing plaintiffs in recent actions against tobacco companies have publicly stated their intentions to institute class action lawsuits against healthcare payors, particularly those in the so-called "managed care industry" and related parties including, specifically, the Company. As a result of the foregoing, there can be no assurance that the Company will not be subject to further class action litigation, that existing and/or future class action litigation against the Company and its clients will not consume significant management time and or attention and that the cost of defending and resolving such litigation will not be material.

COMPETITION

     HCRI competes primarily with the internal recovery departments of potential customers and other subrogation recovery service vendors. To the Company's knowledge, there are two smaller, but significant, independent providers of subrogation recovery services in addition to HCRI. Both independent competitors preceded HCRI's entry into the recovery industry, and no major competitors have entered the market since that time. HCRI believes that it has competitive advantages in the bulk of its market, including process expertise, capital requirements necessitated by the unusually long revenue cycle in the recovery industry, assembling and training a qualified and productive employee base possessing appropriate industry expertise, and an information processing system designed to aid investigators and recovery personnel engaged in the recovery process. However, there are participants in the healthcare insurance and transaction processing
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industries that possess sufficient capital, and managerial and technical expertise to develop competitive services.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of members of the Company's senior management and other key sales, marketing, computer systems and operations personnel, and the loss of any such persons could have a materially adverse effect on the business of the Company. The Company's success also depends upon its ability to attract and retain highly qualified and skilled managerial, sales, marketing and computer software development and operations personnel, the competition for whom is intense. There can be no assurance that the Company will be successful in hiring or retaining the requisite personnel, which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company does not maintain insurance on key personnel. The Company has employment agreements with Patrick B. McGinnis, Chairman and Chief Executive Officer, Robert Jefferson, Sr. Vice President Business Development and Tim J. Cahill, Sr. Vice President Sales & Marketing, and Kevin O'Donnell, Corporate Executive Vice President -- SAI Sales Division. The Company has Change of Control and Severance Agreements with Debra M. Murphy, Executive Vice President -- Subrogation Operations, Douglas R. Sharps, Corporate Executive Vice President -- Finance and Administration Chief Financial Officer and Secretary, Robert G. Bader, Executive Vice President Overpayments Operations, and Mark J. Bates, Sr. Vice President Systems.

     HCRI employs, and facilitates the development of, skilled knowledge-workers. HCRI maintains an extensive, in-house training program, which it believes is attractive to employees and essential in developing the necessary industry-specific skills. All HCRI employees participate in one of four incentive compensation plans, depending upon the responsibilities of each employee. The Company believes the tight labor market could have an impact on future hiring. HCRI employed approximately 741 persons as of December 31, 1999.

UPGRADE OF INFORMATION MANAGEMENT SYSTEM AND LOSS OF PROPRIETARY TECHNOLOGY

     System Upgrade. Although the SubroSystem, a key component of HCRI's recovery process, historically served the Company's operational and management information needs, HCRI developed a plan (the "System Upgrade") under which it would, over a 24-month to 36-month period, migrate the SubroSystem to a modern network operating system and database architecture. The System Upgrade includes a detailed process for the comprehensive testing of all key elements prior to implementation of each step of the upgrade.

     At the end of January 1998, HCRI successfully migrated the SubroSystem to a Windows NT environment, the first step of the System Upgrade. In the course of migration, the Company encountered technical difficulties generally of the type and number management believes are common with conversions of similar size and scope. Following migration, HCRI has continued to maintain an inventory of platform components for redundancy, to store on-line data on redundant devices, and, on a daily basis, to copy all on-line storage systems to magnetic tapes, which are then removed to a security vault off-site. HCRI's systems department handles development and maintenance of the SubroSystem.

     Work was completed in late 1998 on the second step of the SubroSystem Upgrade for the creation of a logical data model to support subrogation and other processes. This work resulted in the initial implementation of a relational database to support data warehousing. The last step of the System Upgrade, the migration of data and process to the data warehouse to support client reporting and ad hoc analysis, was completed in 1999. In total the Company spent approximately $4 million on this project.

     Dependence on Proprietary Software Applications. The Company's success depends, in part, upon its proprietary technology, specifically the integrated software programs comprising the SubroSystem. Although, federal copyright law protects certain elements of the SubroSystem, such protection neither confers a monopoly on the use of subrogation recovery software systems nor prevents competitors from developing similar systems. The SubroSystem, like all other software programs, may be subject to a variety of replication techniques (for example, reverse engineering, logic tracing, disassembly and decompilation) that would produce a functionally similar software system not covered by the Company's registered copyright. Therefore, there can be no assurance that the Company's registered copyright on the SubroSystem will preclude or deter circumvention by current or future competitors, with the effect that the Company might lose any advantage conferred by the SubroSystem.

CONSOLIDATION AMONG HEALTHCARE PAYORS: PRESSURE ON MARGINS

     Consolidation among healthcare payors could increase their bargaining strength as the number of lives insured or otherwise covered by such healthcare payors grows. This consolidation may place downward pressure on the Company's historic margins and may create additional competition from such healthcare payors in the form of better-equipped in-house recovery departments. Additionally, existing clients have been and may in the future be lost through acquisition by non-client healthcare payors.

LIMITATION ON DIVIDENDS

     From August 28, 1995, the date Medaphis Corporation ("Medaphis") acquired HCRI, until May 1997 when Medaphis sold HCRI in an initial public offering (the "Offering"), the Company paid dividends to Medaphis totaling $13.6 million. Following the Offering, however, the Company has retained earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's credit facility limits its ability to pay dividends on its Common Stock.

YEAR 2000 ISSUES

     The Company previously recognized the material nature of the business issues surrounding the computer processing of dates into and beyond the Year 2000 and took corrective action. The Company's efforts included replacing and testing three basic aspects of its business operations: internal information technology ("IT") systems, including the internally-written systems that support subrogation and bill audit recovery; internal non-IT systems, including office equipment; and material third-party relationships. Management believes the Company has completed all of the activities within its control to ensure that the Company's systems are Year 2000 compliant and the Company has experienced no interruptions to normal operations due to the start of the Year 2000.

     The Company spent approximately $216,000 during 1999 related to Year 2000 readiness, which was higher than the expected total expenditure of $175,000 previously disclosed due to the additional costs of contract labor for continued retesting. The Company funded these costs through funds generated from operations and such costs were generally not incremental to existing IT budgets; internal resources were re-deployed and timetables for implementation of replacement systems were accelerated. The Company does not currently expect to apply any further funds to address Year 2000 issues.

     To date, the Company has not experienced any material disruptions of its internal computer systems or software applications, or with the computer systems or software applications of its third party vendors, suppliers or service providers. The Company will continue to monitor these third parties to determine the impact, if any, on the business of the Company and the actions the Company must take, if any, in the event of non-compliance by any of these third parties. Based upon the Company's assessment of compliance by third parties, there appears to be no material business risk posed by any such noncompliance. Moreover, the Company generally believes that the vendors that supply products to the Company for resale are responsible for the products' Year 2000 functionality.

     Although the Company's Year 2000 rollover did not present any material business interruptions, there are some remaining Year 2000-related risks, including risks due to the fact that Year 2000 is a leap year. These risks include potential product supply issues and other non-operational issues. Management believes that appropriate action has been taken to address these remaining Year 2000 issues and contingency plans are in place to minimize the financial impact to the Company. Management, however, cannot be certain that Year 2000 issues will not have a material adverse impact on the Company, since the evaluation process is not yet complete and it is early in the Year 2000.

ABILITY TO MANAGE GROWTH

     The Company has experienced significant growth in its product offerings, revenues and the number of its employees. This growth has resulted in an increase in responsibilities placed upon the Company's management and has placed added pressures on the Company's operating systems. The Company is expanding its management, systems development and support, marketing, sales and customer services, which may place a strain on the Company's operations. Furthermore, the initial expenses associated with the addition of new clients may be incurred before the Company recognizes any revenues from such new clients. There can be no assurance that the Company will successfully manage its expanding operations or implement its growth strategy; and if the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition could be adversely affected.

ABILITY TO EXECUTE GROWTH STRATEGY

     In addition to growing its existing claims recovery business and other medical cost containment services, HCRI intends to extend its systems-driven, process-oriented approach, through acquisitions and internal developments, to outsourcing opportunities in other service industries. HCRI believes that future development opportunities are likely to be characterized by:

     - outsourcing services that produce predictable and recurring revenue streams;

     - competitive advantages from processes, automation and the provision of knowledge-rich services;

     - development-stage niche markets;

     - value-based pricing; and

     - a focus on (non-exclusive) healthcare information services.

     There can be no assurance that the Company will be successful in the internal development or acquisition of new lines of business or that it will be able to successfully integrate or manage new lines of business which it may develop or acquire, and if the Company's management is unable either to execute this growth strategy or to manage the resulting growth, the Company's business, operating results and financial condition could be adversely affected.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Amended and Restated Certificate of Incorporation and Bylaws of the Company may be deemed to have the effect of making difficult an acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. These provisions include the ability of the Company's board of directors to issue shares of preferred stock in one or more series without further authorization of the Company's stockholders. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In the event of such issuance, the preferred stock could also be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no current intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. These provisions may also have the effect of discouraging a third-party from making a tender offer or otherwise attempting to obtain control of the Company even though such a transaction might be economically beneficial to the Company and its stockholders. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws may have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Common Stock. Among these are provisions:

     - requiring a classified board of directors;

     - limiting the person able to, and the procedures for, calling a special meeting of the stockholders; and

     - requiring certain supermajority stockholder votes to amend certain of the foregoing provisions.

     On February 12, 1999, the Board of Directors adopted a Stockholder Rights Plan and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable to stockholders of record on March 1, 1999. The Rights, which will initially trade with the common stock, separate and become exercisable only upon the earlier to occur of (i) 10 days after the date (the "Stock Acquisition Date") of a public announcement that a person or group of affiliated persons has acquired 20% or more of the common stock (such person or group being hereinafter referred to as an "Acquiring Person") or (ii) 10 days (or such later date as the Board of Directors shall determine) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer that could result in such person or group owning 20% or more of the common stock (the earlier of such dates being called the "Distribution Date"). When exercisable, each Right initially entitles the registered holder to purchase from the Company one one-hundredth of a share of a newly created class of preferred stock of the Company at a purchase price of $65 (the "Purchase Price"). The Rights are redeemable for $0.001 per Right at the option of the Board of Directors. The Rights expire on March 1, 2009.

     If any person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, in lieu of shares of preferred stock and upon payment of the Purchase Price, shares of Common Stock having a value equal to two times the Purchase Price of the Right. Also, if at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a transaction in which the holders of all the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred other than in the ordinary course of business, then each holder of a Right shall thereafter have the right (the "Flip-Over Right") to receive, in lieu of shares of preferred stock and upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable. If a transaction results in a holder having a Flip-Over Right subsequent to a transaction resulting in the holder having a Flip-In Right, a holder will have a Flip-Over Right only to the extent such holder's Flip-In Rights have not been exercised.

PROFESSIONAL LIABILITY AND INDEMNITY OBLIGATIONS TO CLIENTS

     From time to time, the Company may be subject to claims from its clients that it failed to provide services in accordance with its contract or that its recovery activities have harmed the client. The Company has agreed to indemnify and hold certain of its clients harmless from negligent acts or omissions of the Company in the performance of recovery services. Although the Company maintains, and intends to continue maintaining, insurance covering these types of risks, there can be no assurance that such insurance will be an adequate amount or will be available at reasonable costs in the future.

STOCK PRICE VOLATILITY

     The Company believes that a variety of factors could cause the price of the Common Stock to fluctuate, perhaps substantially, including:

     - announcements of developments related to the Company's business;

     - changes in financial estimates by securities analysts; and

     - developments in the Company's relationships with its customers, distributors and suppliers.

     In addition, in recent years the stock prices of companies have experienced extreme price fluctuations, which have often been unrelated to the operating performance of such companies. Similar fluctuations may adversely affect the market price of the Common Stock in the future.

     During 1999, the market for the Company's Common Stock experienced material price and volume fluctuations. An investment in the Company's Common Stock is not suitable for any investor who is unwilling to assume the risk associated with any such price and volume fluctuations.

     This Safe Harbor Statement supersedes the Safe Harbor Statements filed as
Exhibit 99.1 to the Company's Annual Report on Form 10-K, for the year ended December 31, 1998.